Exhibit 21

Subsidiaries of the Registrant

Listed below are the major subsidiaries of the Company, including equity investees, each of which is in the consolidated financial statements of the Company and its Subsidiaries, and the percentage of ownership by the Company (or if indented, by the subsidiary under which it is listed). Subsidiaries omitted from the list would not, if aggregated, constitute a significant subsidiary:

Name of Subsidiary	Jurisdiction of Incorporation	Securities Ownership
Media General Communications, Inc.	Delaware	100%
Media General Operations, Inc.	Delaware	100%
Media General Broadcasting of South Carolina Holdings, Inc.	Delaware	100%
Professional Communications Systems, Inc.	Florida	100%
The Tribune Company Holdings, Inc.	Delaware	100%
NES II, Inc.	Virginia	100%
Virginia Paper Manufacturing Corp.	Georgia	100%
SP Newsprint Company (Partnership)	Georgia	33.33%
Blockdot, Inc.	Texas	100%